225 South Sixth Street, Suite 2800

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Peter J. Ekberg

(612) 367-8785

Peter.ekberg@btlaw.com

June 11, 2014

Via E-Mail and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	ValueVision Media, Inc.
Definitive Additional Materials on Schedule 14A
Filed May 28, 2014
File No. 000-20243

Dear Mr. Panos:

On behalf of ValueVision Media, Inc. (the “Company” or “ValueVision”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 6, 2014 (the “Comment Letter”) relating to the above-referenced Definitive Additional Materials on Schedule 14A, filed with the Commission on May 28, 2014 (the “Investor Presentation”).

For your convenience the responses set forth below have been organized in the same manner in which the Comment Letter was organized. Copies of this response letter, along with a revised investor presentation (the “June Investor Presentation”), containing among other things the changes contemplated by this letter, are being filed simultaneously with the Commission. All page references in the responses set forth below are to the pages of the June Investor Presentation.

Securities & Exchange Commission

June 11, 2014

Page | 2

General

1. Without explanation, support, or a factual foundation as required by Note b. to Rule 14a-9, these soliciting materials appear to impermissibly impugn the character and integrity of Clinton Group’s nominees by making the following assertions in Exhibit 1 [as set forth below in bold]:

In response to this comment, in the June Investor Presentation such statements have been replaced with the revised language shown below by underlined text:

•	“Clinton Group is seeking control with a weak slate.” (page 3)

“The Clinton Group’s nominees are seeking control of the Board with a slate of candidates that we believe are not as strong as our nominees”

We believe a reasonable factual foundation for this opinion is included on pages 20, 22, 26 and 36-41 of the June Investor Presentation.

•	“Clinton Group has shown no interest in working with management and has wasted management’s time and the shareholders’ money by refusing to show up at the Special Meeting they sought.” (page 24)

“Clinton Group (1) has rejected several settlement offers, (2) abandoned its special meeting proposals, but only after the Company filed preliminary proxy materials with the SEC and incurred significant expense associated with the special meeting, and (3) is seeking to have its nominees control the Board with a slate of candidates that we believe are not as strong as our nominees”

We believe the revised language above, together with the disclosures in the “Background on the Solicitation” section of ValueVision’s definitive proxy statement filed with the Commission on May 9, 2014 (the “Definitive Proxy Statement”), provide a reasonable factual foundation for our statements in clauses (1) and (2) above. We further believe that a reasonable factual foundation for the opinion that the Clinton Group’s nominees are not as strong as the Board’s nominees is included on pages 20, 22, 26 and 36-41 of the June Investor Presentation.

•	“Clinton’s unwillingness to engage in good faith with our Board and Management leaves us questioning whether their nominees will respect other shareholders as the Board has done.” (page 24)

“We believe the Clinton Group has been unwilling to engage in constructive dialogue with our Board and Management based on (among other things) the Clinton Group’s failure to present, or engage in any meaningful discussion of, any concrete alternative strategic recommendations before submitting its special meeting demands and initiating a proxy contest”

We believe the revised language above, together with the disclosures in the “Background on the Solicitation” section of the Definitive Proxy Statement, provide a reasonable factual foundation for the opinion that the Clinton Group has not engaged in a constructive dialogue with the Company.

Securities & Exchange Commission

June 11, 2014

Page | 3

•	“ValueVision questions whether Clinton Group’s nominees will serve all shareholders’ interests or Clinton Group’s undisclosed (or yet to be determined) agenda.” (page 25)

“In our view the Clinton Group’s agenda, including its 90 day plan, was formulated without undertaking any inside evaluation of the Company or without any analysis of the costs or benefits to the Company, demonstrates little strategic insight and does not adequately account for the risk and damage that could derail the Company’s ongoing momentum”

We believe the revised language above, together with the Company’s supplemental presentation filed with the Commission on June 10, 2014 (the “Supplemental Presentation”), provide a reasonable factual foundation for this opinion.

•	“Clinton Group’s nominees have exhibited dismal track records as elected stewards of other public companies.” (page 26)

“Two of the Clinton Group’s nominees have served on the boards of public companies that have lost shareholder value during the periods such nominees served on these boards”

We believe this statement is supported by the information included on pages 26 through 30 of the June Investor Presentation.

•	Clinton has a “[p]re-determined agenda” (page 31)

“Pre-determined and incomplete 90-day plan”

We believe the revised language on page 25 of the June Investor Presentation together with the disclosures in the Supplemental Presentation provide a reasonable factual foundation for this statement.

•	Clinton Group’s nominees have “inorganic and unaligned interests in the success of the Company.” (page 31)

“Clinton Group and its nominees are seeking Board representation greatly disproportionate to their shareholdings”

We believe the revised language on page 23 provides a reasonable factual foundation for this statement.

Securities & Exchange Commission

June 11, 2014

Page | 4

In addition, the Company respectfully advises the Staff that the June Investor Presentation has been revised to modify references to “the Clinton Group seeking control” to instead refer to the fact that the Clinton Group has nominated a slate of director nominees that would control the Board and the Company, if elected.

2. In numerous places within Exhibit 1 you refer to opinions or beliefs as facts. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which require supplemental support and which should be re-characterized as statements of belief or opinion.

In response to this comment, in the June Investor Presentation such statements have been replaced with the revised language shown below by underlined text:

•	“They have made no case that they should control the Board or that they are better qualified to continue the existing board’s program to create significant shareholder value.” (page 3)

“We believe that the Clinton Group has not articulated a superior plan demonstrating that control of the Board by Clinton Group’s nominees is warranted or that its nominees are better qualified than our current directors to continue the existing Board’s program to create significant shareholder value”

We believe a reasonable factual foundation for this opinion is included on pages 20, 22, 26 and 36-41 of the June Investor Presentation as well as in the Supplemental Presentation.

•	“ValueVision’s nominees are mission critical at this time in stark contrast with the dissident slate” (page 22)

“ValueVision’s Nominees are Better Qualified, In Our View”

We believe a reasonable factual foundation for this opinion is included on pages 20, 22, 26 and 36-41 of the June Investor Presentation.

•	Clinton’s nominees have a “[l]ack of clear strategy and poor performance record.” (page 31)

“Clinton’s nominees are not as well qualified to deliver shareholder value, in our view”

Securities & Exchange Commission

June 11, 2014

Page | 5

We believe a reasonable factual foundation for this opinion is included on pages 20, 22, 26 and 36-41 of the June Investor Presentation.

•	“Clinton Group has not provided any independent strategy, and has, in fact, indicated that the Company’s strategy is one that their own nominees and potential new executives would continue to execute” (page 31)

“In our view, the Clinton Group’s pre-determined agenda, including its 90-day plan, was formulated without undertaking any inside evaluation of the Company or any analysis of the costs or benefits to the Company, demonstrates little strategic insight and does not adequately account for the risk and damage that could derail the Company’s ongoing momentum”

We believe the revised language on page 25 of the June Investor Presentation, together with the disclosures in the Supplemental Presentation, provide a reasonable factual foundation for this statement.

3. Please clarify in the disclosure whether director experience at ValueVision is being counted as part of the experience held by current members of ValueVision’s Board in determining that each such director has “multi-channel retail” experience and “media related public board” experience in the chart on page 22, and disclose whether or not your current board members have any other experience that would fulfill these criteria.

In response to this comment, we respectfully advise the Staff that director experience on the ValueVision Board of Directors is being counted as relevant experience of our current Board members in determining whether each nominee possesses multi-channel retail experience and media related public board experience within the last decade. We believe experience on the ValueVision Board is an important and relevant consideration for our shareholders to evaluate in contrast to the lack of retail and media related experience within the last decade by the Clinton Group’s nominees. We have added a footnote to page 22 of the June Investor Presentation to clarify this point.

In response to this comment, we also respectfully advise the staff that John Buck, Lowell Robinson, Randy Ronning and Keith Stewart also each have multi-channel retail experience at other companies, and Sean Orr and Randy Ronning each have media public board experience at other companies.

4. We note that you included graphs with share price performance information for JAKKS Pacific, Inc. and Dillard’s. Please tell us the reason(s) that you included share price information for the time periods presented, and clarify whether any of Clinton Group’s nominees to such boards continued to serve as directors beyond the date for which you have presented share price information.

Securities & Exchange Commission

June 11, 2014

Page | 6

In response to this comment, we respectfully advise the Staff that (i) the share price information provided for JAKKS Pacific, Inc. (“JAKKS”) on March 14, 2012 depicts the price of the stock before the Clinton Group was known by the public to be involved in the stock and the end date of September 30, 2013 depicts the last date the Clinton Group was known by the public to have an ownership position in JAKKS based on the Clinton Group’s SEC filings and (ii) the share price information provided for Dillard’s, Inc. (“Dillard’s”) on June 28, 2007 depicts the price of the stock before the Clinton Group and Barington Capital Group were known by the public to be involved in the stock and the end date of December 8, 2008 depicts the date that the Clinton Group and Barington Capital Group reduced their beneficial ownership below 5% of the common stock. We believe these graphs, and the related time periods, present information that may be relevant to our shareholders, since they show decreases in share price performance following the appointment of Clinton Group nominees to the corresponding Boards of Directors and because the Clinton Group has also reduced its beneficial ownership in ValueVision shares – in the case of ValueVision, by almost 40% over the course of its campaign.

With respect to JAKKS, both of the director nominees (Leigh Anne Brodsky and Peter Reilly) appointed to the Board pursuant to a settlement between JAKKS and the Clinton Group served on the company’s board following September 30, 2013. Leigh Anne Brodsky did not run for re-election at the 2013 annual meeting held on December 6, 2013. Peter Reilly currently remains on the board.

With respect to Dillard’s, all four of the director nominees (James Haslam, Brad Martin, Frank Mori and Nick White) appointed to the Board pursuant to a settlement between Dillard’s, the Clinton Group and Barington Capital (collectively, the “Dillard’s Shareholder Group”) served on Dillard’s board following December 8, 2008. James Haslam resigned from the Board in August 2009 and Brad Martin did not run for re-election at the 2013 annual meeting. Frank Mori, who was a director mutually agreed upon by the company and the Dillard’s Shareholder Group, and Nick White, nominee of the Dillard’s Shareholder Group, remain on the board.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me at 612-367-8785 or, if more convenient, send me an e-mail at peter.ekberg@btlaw.com.

Sincerely,

/s/ Peter Ekberg

Peter Ekberg

cc:	Teresa Daly, Senior Vice President and General Counsel
cc:	Caroline Gottschalk, Esq., Simpson Thacher & Bartlett LLP